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                                                       OMB APPROVAL
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                                            OMB Number                 3235-0362
                                            Expires:          September 30, 1998
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FORM 5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[ ] Form 3 Holdings Reported
[ ] Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

    Casey(1)       John          T.
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    (Last)         (First)       (Middle)

    15300 N. 90th Street, Suite 100
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    (Street)

    Scottsdale, Arizona 85260
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    (City         (State)         (Zip)
================================================================================
2.  Issuer Name and Ticker or Trading Symbol

    RainTree Healthcare Corporation f/k/a
    Unison Healthcare Corporation
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3.  I.R.S. Identification
    Number of Reporting
    Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

    December, 1998
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5.  If Amendment, Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [ ] Director                          [ ] 10% Owner
    [ ] Officer (give title below)        [X] Other (specify below)

    former Director
    -------------------------
================================================================================
7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
================================================================================

================================================================================================================================
                         TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
================================================================================================================================
1. Title of Security  2. Trans-  3. Trans-    4. Securities Acquired (A) or      5. Amount of         6. Owner-    7. Nature of
   (Instr. 3)            action     action       Disposed of (D)                    Securities Ben-      ship         Indirect
                         Date       Code         (Instr. 3, 4 and 5)                eficially Owned      Form: Di-    Beneficial
                         (Month/    (Instr. 8)                                      at end of            rect (D)     Ownership
                         Day/                    -------------------------------    Issuer's Fiscal      or Indi-     (Instr. 4)
                         Year)                                  (A) or              Year                 rect (I)
                                                   Amount       (D)       Price     (Instr. 3 and 4)     (Instr. 4)

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
(1)  Mr. Casey resigned as a Director effective August 8, 1998.
================================================================================================================================

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

======================================================================================================
          Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                 (e.g., puts, calls, warrants, options, convertible securities)
======================================================================================================
1. Title of Derivative Security    2. Conver-   3. Trans-   4. Transac-   5. Number of Deriva-
   (Instr. 3)                         sion or      action      tion          tive Securities Ac-
                                      Exer-        Date        Code          quired (A) or Dis-
                                      cise         (Month/     (Instr. 8)    posed of (D)
                                      Price of     Day/                      (Instr. 3,4, and 5)
                                      Deriva-      Year)
                                      tive Se-
                                      curity                                 -------------------
                                                                               (A)         (D)
------------------------------------------------------------------------------------------------------
Option Grant (right to buy)           $2.44        8/8/98      D(1)(2)                     10,000
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

6. Date Exercis-    7. Title and Amount of    8. Price     9.  Number    10. Owner-    11. Nature
   able and Expi-      Underlying Securities     of            of De-        ship of       of Indi-
   ration Date         (Instr. 3 and 4)          De-           rivative      Deriva-       rect Ben-
   (Month/Day/                                   riva-         Securi-       tive Se-      efcial
    Year)                                        tive          ies Ben-      curity:       Owner-
                                                 Secu-         eficially     Direct        ship
                                                 ity           Owned         (D) or        (Instr. 4)
------------------  -------------------------    (Instr. 5)    at End of     Indirect
                                                               Year          (I)
 Date      Expira-                  Amount or                  (Instr. 4)    (Instr. 4)
 Exer-     tion                     Number of
 cisable   Date        Title        Shares
------------------------------------------------------------------------------------------------------
           2/1/99   Common Stock    10,000       ---           10,000         D
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

======================================================================================================

Explanation of Responses:

(1)  Mr. Casey forfeited his unvested options when he resigned as a Director.

(2) Under a Debtors' first Amended Joint Plan of Reorganization, dated October 15, 1998, as supplemented and amended (the "Plan"), which Plan was confirmed by a final order (the "Confirmation Order") of the United States Bankruptcy Court for the District of Arizona (Case No. B-98-06583-PHX-GBN) dated January 29, 1999, which order has become final and non-appealable, all of the interests in the Company's Common Stock, including all options related thereto, were terminated. The Company has not issued any New Common Stock (as defined in the Plan), or options related thereto, to the Reporting Person.

                           /s/ John T. Casey                   February 12, 1999
                           -------------------------------     -----------------
                           **Signature of Reporting Person            Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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